July 23, 2008

Via EDGAR

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-3 Filed July 3, 2008
File No. 333-152148

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to registration statement on Form S-3 of the Company (the “Registration Statement”). The Staff’s comments are set forth in a letter dated July 11, 2008. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Dollar value of underlying securities

1.	Please provide the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Response:

The closing price per share of our common stock on June 20, 2008, the date of sale of the convertible debenture (“Debentures”) pursuant to the private placement was $1.07. The Debentures are convertible in the aggregate into 8,096,453 shares of common stock at a conversion price of $1.10. Based on the market price of $1.07 of the Closing Date, the dollar value of the securities underlying the Debentures in the aggregate is $8,663,204.71. The selling shareholders paid an aggregate of $8,193,615.00 for the Debentures and warrants (“Warrants”); provided, however, the Debentures were issued at an 8% original issue discount in lieu of interest payable on the first year.

Payment to the investor and affiliates

2.	Please provide tabular disclosure of the dollar disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response:

Payments Made in Connection with the Private Placement

In connection with the Private Placement, we have paid Rodman & Renshaw, LLC fees of $573,553. The Company also issued to the Placement Agent warrants to purchase 372,437 shares of the Company’s common stock at an exercise price of $1.21 per share. The Company has agreed to pay Midsummer Investment, Ltd. $25,000 for attorneys’ fees and costs. Other than the aforesaid, the Company has not made any payments to any of the Selling Shareholders, and affiliate of the Selling Shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the Private Placement. However, we may in the future become obligated to make the following payments:

Selling Security Holder	Aggregate Stated Value of Debenture Held	Maximum Possible Payments under Securities Purchase Agreement (1)	Maximum Possible Payments under Registration Rights Agreement (2)
Midsummer Investment, Ltd.	$1,630,434.00	$16,304/day	$32,609/month
Lloyd I. Miller	$329,970.49	$3,300/day	$6,599/month
Whitebox Convertible Arbitrage Partners, LP	$1,002,173.43	$10,022/day	$20,243/month
Whitebox Hedged High Yield Partners, LP	$1,427,173.23	$14,272/day	$28,543/month
Whitebox Intermarket Partners, LP	$238,043.36	$2,380/day	$4,761/month
Pandora Select Partners, LP	$332,608.54	$3,326/day	$6,652/month
Whitebox Special Opportunities Fund, Ltd.	$423,912.84	$4,239/day	$8,478/month
GPC LIX, LLC	$238,043.36	$2,380/day	$4,761/month
Guggenheim Portfolio Company XXXI, LLC	$142,391.24	$1,424/day	$2,848/month
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$353,260.00	$3,533/day	$7,065/month
Cranshire Capital, L.P.	$426,556.32	$4,266/day	$8,531/month
BridgePointe Master Fund Ltd.	$181,521.65	$1,815/day	$3,630/month
BAM Opportunity Fund LP	$1,630,434.00	$16,304/day	$32,609/month
RRC Bio Fund, LP	$114,782.55	$1,148/day	$2,296/month
Hudson Bay Fund, LP	$13,641.30	$136/day	$273/month
Hudson Bay Overseas Fund, LTD	$22,239.12	$222/day	$445/month
Diamond Opportunity Fund, LLC	$10,869.56	$109/day	$217/month
GCA Strategic Investment Fund Limited	$217,391.20	$2,174/day	$4,348/month
Rosalind Capital Partners L.P.	$28,260.86	$283/day	$656/month
BioHedge Holdings Limited	$11,956.52	$120/day	$239/month
Rockmore Investment Master Fund Ltd.	$21,739.12	$217/day	$435/month
Crescent International, Ltd.	$108,695.60	$1,087/day	$2,174/month
Total	$8,906,098.29	$87,974/day	$176,238/month

(1)	The Securities Purchase Agreement requires us to pay, as partial liquidated damages, $10 per $1000 of Underlying Shares (based on the VWAP of the common stock on the date such Debentures and exercise of Warrants are submitted to the Transfer Agent) delivered for removal of the restrictive legend, $10 per Trading Day if, upon conversion of the Debenture and exercise of Warrants, we do not deliver share certificates which do not contain restrictive legends. The liquidated damages increases to $20 per day, reflected above, in the event more than five trading days pass without delivery of unlegended shares.
(2)	If the registration statement of which this prospectus forms a part is not effective on or before November 27, 2008 or fails to remain effective prior to the date upon which all shares underlying the Debentures and Warrants may be sold pursuant to Rule 144, we must pay to each selling stockholder an amount equal to 2% of the aggregate purchase price paid by such selling stockholder for any registrable securities not then registered for resale pursuant to an effective registration statement, and on each one month anniversary thereafter until cured.

Based on the above, in the first year following the Private Placement, we could be required to pay to the Selling Shareholders an aggregate of $87,974 per day and $176,238 per month if we do not fulfill certain provisions of the Securites Purchase Agreement and Registration Rights Agreement, respectively. Other than the aforesaid, the Company has not made any payments to any of the Selling Shareholders, and affiliate of the Selling Shareholders, or any person with whom any selling shareholder has a contractual relationship.

The above referenced amounts do not include the following potential payments:

•

If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock issuable upon conversion of the Debenture and exercise of Warrants, and if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If any selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by such selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse such selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

We have agreed to indemnify the selling stockholders for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the private placement or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If at anytime during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the shares of common stock underlying the Debentures and Warrants may be sold without the requirement for the Company to be in compliance with Rule 144, and the company fails to satisfy the public information requirement of Rule 144, the Company will be required to pay to the investors an aggregate of 2% of such investors subscription amount on such date and on every thirtieth date thereafter.

Potential profits on conversion

3.	Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debentures and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debentures);

•

the combined market price of the total number of shares underlying the convertible debentures, calculated by using by the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

Profits on Conversion of Debenture

Since the conversion price of the Debenture exceeded the market price per share on the date of sale of the Debenture there are no potential profits on conversion. We have included the following chart per your request showing this.

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of the Debenture	Total Shares underlying the Debenture	Combined Market Price of Shares underlying the Debenture	Combined Conversion Price of Shares underlying the Debenture	Total Possible Discount to Market Price
Midsummer Investment, Ltd.	$1.07	$1.10	1,482,213	$1,585,968	$1,630,434	-$	44,466
Lloyd I. Miller	$1.07	$1.10	299,973	$320,971	$329,970	-$	8,999
Whitebox Convertible Arbitrage Partners, LP	$1.07	$1.10	911,067	$974,841	$1,002,173	-$	27,332
Whitebox Hedged High Yield Partners, LP	$1.07	$1.10	1,297,430	$1,388,250	$1,427,173	-$	38,923
Whitebox Intermarket Partners, LP	$1.07	$1.10	216,403	$231,551	$238,043	-$	6,492
Pandora Select Partners, LP	$1.07	$1.10	302,371	$323,537	$332,609	-$	9,072
Whitebox Special Opportunities Fund, Ltd.	$1.07	$1.10	385,375	$412,352	$423,913	-$	11,561
GPC LIX, LLC	$1.07	$1.10	216,403	$231,551	$238,043	-$	6,492
Guggenheim Portfolio Company XXXI, LLC	$1.07	$1.10	129,447	$138,508	$142,391	-$	3,883
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$1.07	$1.10	321,145	$343,626	$353,260	-$	9,634
Cranshire Capital, L.P.	$1.07	$1.10	387,778	$414,932	$426,556	-$	11,633
BridgePointe Master Fund Ltd.	$1.07	$1.10	165,020	$176,571	$181,522	-$	4,951
BAM Opportunity Fund LP	$1.07	$1.10	1,482,213	$1,585,968	$1,630,434	-$	44,466
RRC Bio Fund, LP	$1.07	$1.10	104,348	$111,652	$114,783	-$	3,131
Hudson Bay Fund, LP	$1.07	$1.10	12,402	$13,269	$13,641	-$	372
Hudson Bay Overseas Fund, LTD	$1.07	$1.10	20,217	$21,633	$22,239	-$	606
Diamond Opportunity Fund, LLC	$1.07	$1.10	9,881	$10,573	$10,870	-$	297
GCA Strategic Investment Fund Limited	$1.07	$1.10	197,628	$211,462	$217,391	-$	5,929
Rosalind Capital Partners L.P.	$1.07	$1.10	25,692	$27,490	$2,261	-$	771
BioHedge Holdings Limited	$1.07	$1.10	10,870	$11,630	$11,957	-$	327
Rockmore Investment Master Fund Ltd.	$1.07	$1.10	19,763	$21,146	$21,739	-$	593
Crescent International, Ltd.	$1.07	$1.10	98,814	$105,731	$108,696	-$	2,965
Total	n/a	n/a	8,096,453	$8,663,203	$8,906,098	-$	242,895

The conversion price of the Debenture is subject to adjustment in the event of stock dividends and stock splits, subsequent issuance of equity securities at a per share price lower than the conversion price, pro rata distributions to common stock holders of assets or evidence of indebtedness, and fundamental corporate transactions such as sales of all or substantially all of the Company’s assets, tender offers, and the like. The Company is currently under no contract or agreement, nor has any intent, to engage in any of the aforesaid. Accordingly, the Company feels it would be speculative and otherwise inappropriate to include additional disclosure to this effect.

Total potential profit from other securities

4.	Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Profits on Conversion of Warrants

Since the exercise price of the Warrants exceeded the market price per share on the date of sale of the Debenture there are no potential profits upon exercise. We have included the following chart per your request showing this.

Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of the Warrants	Total Shares underlying the Warrants	Combined Market Price of Shares underlying the Warrants	Combined Conversion Price of Shares underlying the Warrants	Total Possible Discount to Market Price
Midsummer Investment, Ltd.	$1.07	$1.21	545,455	$583,637	$660,001	-$	76,364
Lloyd I. Miller	$1.07	$1.21	110,390	$118,117	$133,572	-$	15,455
Whitebox Convertible Arbitrage Partners, LP	$1.07	$1.21	335,273	$358,742	$405,680	-$	46,938
Whitebox Hedged High Yield Partners, LP	$1.07	$1.21	477,455	$510,877	$577,721	-$	66,844
Whitebox Intermarket Partners, LP	$1.07	$1.21	79,636	$85,211	$96,360	-$	11,149
Pandora Select Partners, LP	$1.07	$1.21	111,273	$119,062	$134,640	-$	15,578
Whitebox Special Opportunities Fund, Ltd.	$1.07	$1.21	141,818	$151,745	$171,600	-$	19,855
GPC LIX, LLC	$1.07	$1.21	79,636	$85,211	$96,360	-$	11,149
Guggenheim Portfolio Company XXXI, LLC	$1.07	$1.21	47,636	$50,971	$57,640	-$	6,669
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$1.07	$1.21	118,181	$126,454	$142,999	-$	16,545
Cranshire Capital, L.P.	$1.07	$1.21	142,703	$152,692	$172,671	-$	19,979
BridgePointe Master Fund Ltd.	$1.07	$1.21	60,727	$64,978	$73,480	-$	8,502
BAM Opportunity Fund LP	$1.07	$1.21	545,455	$583,637	$660,001	-$	76,364
RRC Bio Fund, LP	$1.07	$1.21	38,400	$41,088	$46,464	-$	5,376
Hudson Bay Fund, LP	$1.07	$1.21	4,564	$4,883	$5,522	-$	639
Hudson Bay Overseas Fund, LTD	$1.07	$1.21	7,440	$7,961	$9,002	-$	1,041
Diamond Opportunity Fund, LLC	$1.07	$1.21	3,636	$3,891	$4,400	-$	509
GCA Strategic Investment Fund Limited	$1.07	$1.21	72,727	$77,818	$88,000	-$	10,182
Rosalind Capital Partners L.P.	$1.07	$1.21	9,454	$10,116	$11,439	-$	1,323
BioHedge Holdings Limited	$1.07	$1.21	4,000	$4,280	$4,840	-$	560
Rockmore Investment Master Fund Ltd.	$1.07	$1.21	7,273	$7,782	$8,800	-$	1,018
Crescent International, Ltd.	$1.07	$1.21	36,364	$38,909	$44,000	-$	5,091
Total	n/a	n/a	2,979,496	$3,188,062	$3,605,192	-$	417,130

Placement Agent Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of the Warrants	Total Shares underlying the Warrants	Combined Market Price of Shares underlying the Warrants	Combined Exercise Price of Shares underlying the Warrants	Total Possible Discount to Market Price
Rodman & Renshaw LLC	$1.07	$1.21	372,437	$398,508	$450,649	-$	52,141

Comparison of issuer proceeds to potential investor profit

5.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response:

Comparison of Company Proceeds from June Private Placement to Potential Investor Profit

Gross Proceeds from June 2008 Financing:	$10,656,008	(1)
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$598,553	(2)(3)
Resulting Net Proceeds from June 2008 Financing:	$10,057,455
Total Possible Discount to Market Price of Stock Registered Hereunder:	0

(1)	Assumes full exercise of all Warrants issued in the Offering.

(2)	As indicated in the preceding table, this private placement fee reflects payments already made to the placement agent as well as payments which we may potentially owe the selling shareholders which are quantifiable as of the date hereof. This number does not include the value of the Placement Agent Warrant to purchase 372,437 shares of common stock at an exercise price equal to $1.21 per share of common stock.
(3)	Excludes of $87,974 per day and $176,238 per month payable in the event the Company breaches certain provisions of the Securities Purchase Agreement and Registration Rights Agreement.

Prior transactions between the issuer and the selling shareholders

6.	Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of share issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Please note the table below describes the involvement of selling shareholders in our prior offerings.

Midsummer Investment, Ltd. (2)(3)
Lloyd I. Miller (2)
Whitebox Convertible Arbitrage Partners, LP (2)(3)
Whitebox Hedged High Yield Partners, LP (2)(3)
Whitebox Intermarket Partners, LP (2)(3)
Pandora Select Partners, LP (2)(3)
Whitebox Special Opportunities Fund, Ltd. (2)(3)
GPC LIX, LLC (2)(3)
Guggenheim Portfolio Company XXXI, LLC (2)(3)
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited (1)(3)
Cranshire Capital, L.P. (1)(3)(4)
BridgePointe Master Fund Ltd. (3)(4)
BAM Opportunity Fund LP (4)
RRC Bio Fund, LP (4)
Hudson Bay Fund, LP (4)
Hudson Bay Overseas Fund, LTD (4)
Diamond Opportunity Fund, LLC (1)(3)(4)
GCA Strategic Investment Fund Limited (3)(4)
Rosalind Capital Partners L.P. (4)
BioHedge Holdings Limited (4)
Rockmore Investment Master Fund Ltd. (2)(3)(4)
Crescent International, Ltd. (1)(3)
Rodman & Renshaw, LLC (2)(3)(4)

(1) May 15, 2006 PIPE: $8,235,000 investment. Registration Statement effective – June 23, 2006

Common Shares outstanding prior to transaction: 31,217,277

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates:

21,638,992

Common Shares which were issued or issuable subject to the transaction:

2,470,500

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering:

11.4%

$6.79 Market price prior to transaction

$1.02 Market price on July 21, 2008

(2) September 29, 2006 Convertible Debenture: $25,000,000 investment. Registration Statement effective – November 17, 2006

Common Shares outstanding prior to transaction: 31,716,279

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates:

21,643,992

Common Shares which were issued or issuable subject to the transaction:

14,626,754

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering:

67.6%

$2.37 Market price prior to transaction

$1.02 Market price on July 21, 2008

(3) February 28, 2007 Convertible Debenture: $24,900,000 investment. Registration Statement effective – May 14, 2007

Common Shares outstanding prior to transaction: 32,750,090

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates:

21,951,502

Common Shares which were issued or issuable subject to the transaction: 17,165,847

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering:

64.5%

$3.83 Market price prior to transaction

$1.02 Market price on July 21, 2008

(4) January 18, 2008 Convertible Preferred Stock PIPE: $8,729,000 investment. Registration Statement effective – April 14, 2008

Common Shares outstanding prior to transaction: 43,180,576

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates:

23,111,277

Common Shares which were issued or issuable subject to the transaction: 8,336,668

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering:

36.1%

$2.63 Market price prior to transaction

$1.02 Market price on July 21, 2008

Comparison of registered shares to outstanding shares

7.	Please provide tabular disclosure comparing

•

the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

In connection with the Private Placement, we have paid Rodman & Renshaw, LLC fees of $573,553. The Company also issued to the Placement Agent warrants to purchase 372,437 shares of the Company’s common stock at an exercise price of $1.21 per share. The Company has agreed to pay Midsummer Investment, Ltd. $25,000 for attorneys’ fees and costs. Other than the aforesaid, the Company has not made any payments to any of the Selling Shareholders, and affiliate of the Selling Shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the Private Placement. However, we may in the future become obligated to make the following payments:

Selling Security Holder	Number of Shares outstanding Prior to June 2008 Financing Held by non- affiliates of the Company or Selling Shareholders	Number of Shares registered for resale by the selling shareholders or their affiliates in prior registration statements (1)	Number of shares registered for resale by the selling shareholders or their affiliates that continue to be held by the selling shareholders or their affiliates	Number of shares sold in registered resale transactions by the selling shareholders or their affiliates	Number of shares registered for resale on behalf of selling shareholders or their affiliates in this transaction
Midsummer Investment, Ltd.	34,399,688	6,179,716	0	2,603,318	2,027,668
Lloyd I. Miller	34,399,688	688,286	0	81,786	410,363
Whitebox Convertible Arbitrage Partners, LP	34,399,688	2,117,720	0	1,398,178	1,246,340
Whitebox Hedged High Yield Partners, LP	34,399,688	2,317,443	0	1,479,961	1,774,885
Whitebox Intermarket Partners, LP	34,399,688	386,308	0	246,814	296,039
Pandora Select Partners, LP	34,399,688	540,751	0	334,590	413,644
Whitebox Special Opportunities Fund, Ltd.	34,399,688	199,723	0	302,307	527,193
GPC LIX, LLC	34,399,688	386,309	0	246,821	296,039
Guggenheim Portfolio Company XXXI, LLC	34,399,688	231,465	0	147,585	177,083

Selling Security Holder	Number of Shares outstanding Prior to June 2008 Financing Held by non- affiliates of the Company or Selling Shareholders	Number of Shares registered for resale by the selling shareholders or their affiliates in prior registration statements	Number of shares registered for resale by the selling shareholders or their affiliates that continue to be held by the selling shareholders or their affiliates (1)	Number of shares sold in registered resale transactions by the selling shareholders or their affiliates	Number of shares registered for resale on behalf of selling shareholders or their affiliates in this transaction
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	34,399,688	988,286	0	469,052	439,326
Cranshire Capital, L.P.	34,399,688	666,214	0	161,339	530,481
BridgePointe Master Fund Ltd.	34,399,688	1,032,429	0	561,798	225,747
BAM Opportunity Fund LP	34,399,688	1,123,595	0	0	2,027,668
RRC Bio Fund, LP	34,399,688	119,850	0	0	142,748
Hudson Bay Fund, LP	34,399,688	14,232	0	0	16,965
Hudson Bay Overseas Fund, LTD	34,399,688	23,221	0	0	27,657
Diamond Opportunity Fund, LLC	34,399,688	30,000	0	106,537	13,517
GCA Strategic Investment Fund Limited	34,399,688	1,032,429	0	612,798	270,355
Rosalind Capital Partners L.P.	34,399,688	29,213	0	0	35,146
BioHedge Holdings Limited	34,399,688	11,610	0	0	14,870
Rockmore Investment Master Fund Ltd.	34,399,688	833,475	0	440,207	27,036
Crescent International, Ltd.	34,399,688	571,800	0	117,251	135,178
Rodman & Renshaw, LLC	34,399,688	717,526	0	131,449	372,437
Total	$8,906,098.29	20,241,601	0	9,441,791	11,448,385

(1)	The Company believes any registered shares that have been converted have been sold by the selling shareholders.

The issuer’s intention and ability to make all debenture payments and the presence of absence of short selling by the selling shareholders

8.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.

Response:

Company’s Intention and Ability to Satisfy its Obligations to Selling Stockholders

We have the intention, and a reasonable basis to believe, we will have the financial ability to repay the Debenture on the mandatory repayment date as provided for in Section 6(b) of the 8% Original Issue Discount Secured Convertible Debenture Due June 19, 2011.

Existing Short Positions by Selling Stockholders

Based upon information provided by the selling stockholders, we have a reasonable belief no selling stockholders currently have a short position in our common stock.

Relationships between the issuer and selling shareholders

9.	Please provide:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those person) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with sale of the convertible debentures; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Other than what has been previously discussed in this response letter, and the Current Reports on Form 8-K pertaining to the financings described in Response 6 hereof, there are no other material relationships between the Company and the selling shareholders.

The method by which the number of registered shares was determined

10.	Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with the registration statement. In this regard, please ensure that the number of shares registered in fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response:

The Company determined the number of shares it seeks to register by calculating the sum of the shares of common stock underlying each of the principal investment amount, Warrants and Placement Agent Warrants.

Information regarding institutional selling shareholders

11.	To the extent you have not already done so, with respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder.

Response:

Please see the Selling Shareholder Table in Form S-3.

If you have any questions, please contact the undersigned at 212-370-1300, or Samuel S. Duffey, the Company’s General Counsel, at 941-918-1251.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ David Selengut
David Selengut

cc:	Francis E. O” Donnell, Jr., M.D.
Samuel S. Duffey, Esq.